September 26, 2007

Mail Stop 4561

Mr. Steven Bregman
President
Fromex Equity Corp.
320 Manville Road
Pleasantville, NY   10570

Re: Item 4.02 Form 8-K
         Filed July 13, 2007
         File No. 000-52241

Dear Mr. Bregman:

We have reviewed your response letter dated September 25, 2007 and have the following additional comment.

1. We note your response to our comment and await the filing of the second amendment of your Form 10-Q for the quarter ended November 30, 2006 including the revised disclosure in the Explanatory Note, on page 10, and on page 20.

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You should respond to this comment and amend your filing on or before October 3, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant